UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

GENTERRA INC.
(Registrant's name)

106 Avenue Road,
Toronto, Ont.
Canada M5R 2H3
(416) 920-0500
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X___       Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1.	Press Release October 2, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      GENTERRA INC.

Date: October 2, 2007
                      By: /s/ STAN ABRAMOWITZ
                      Name: Stan Abramowitz
                      Title: Chief Financial Officer

EXHIBIT 1

GENTERRA INC. ANNOUNCES TERMINATION OF SEC REPORTING

TORONTO, ONTARIO, October 2, 2007 --- Genterra Inc. (TSX-Venture: GIC.A), announced today its intention to file a Form 15F with the Securities and Exchange Commission ("SEC") in order to deregister its Class A Shares and its Class C Series 1 Preferred Shares under the Securities Exchange Act of 1934, as amended ("Exchange Act").  Immediately upon filing of the Form 15F, the Company will no longer be required to file certain reports, including Form 20-F and 6-K, with the SEC.

The Company's Board of Directors unanimously approved the deregistration of the Shares, noting that the TSX Venture Exchange (“TSXV”) is the primary trading market for the Shares, with the TSXV trading volume far exceeding the trading volume of the Shares in the United States. The Company does not believe that its shareholders in the United States will be materially prejudiced by a termination of the registration of the Shares under the Exchange Act since the nature and scope of publicly available information about the Company on the SEDAR website maintained by the Canadian Securities Administrators (www.sedar.com), as required by Canadian securities laws, is substantially the same as the information such shareholders are currently receiving and such U.S. shareholders will continue to be able to trade Genterra Shares through the facilities of the TSXV.

Genterra Inc. is a management and holding company whose assets include rental real estate properties and investments.

“Safe Harbor” statement under the Private Securities Reform Act of 1995: This release may contain forward-looking statements which reflect management’s current views of future events and operation.  These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.  These forward-looking statements represent the Company’s judgment as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

Disclaimer: TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.